Exhibit 4.97

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 1, 2021, in connection with Fazenda Alto Taquari.

Parties: Imobiliária Mogno Ltda., as seller; Victor Cezar Priori and Tania Janete Priori, as buyers.

Purpose: The commitment to sell a total area of 3,723 hectares, of which 2,694 hectares are arable, to be split from the Alto Taquari Farm, for the total price, in Brazilian reais, equivalent to 2,962,974 bags of soybeans, to be paid as follows: (i) the first installment equivalent to 290,000 bags of soybeans was paid in on October 10, 2021; (ii) the second installment equivalent to 290,000 bags of soybeans was paid on May 31, 2022; (iii) the third installment equivalent to 290,000 bags of soybeans, shall be paid on May 30, 2023; (iv) the fourth installment equivalent to 290,000 bags of soybeans, shall be paid on May 30, 2024; (v) the fifth installment equivalent to 346,000 bags of soybeans, shall be paid on May 30, 2025; (vi) the sixth installment equivalent to 346,000 bags of soybeans, shall be paid on May 30, 2026; (vii) the seventh installment equivalent to 346,000 bags of soybeans, shall be paid on May 30, 2027; (viii) the eighth installment equivalent to 346,000 bags of soybeans, shall be paid in May 30, 2028; and (ix) the ninth installment equivalent to 418,974 bags of soybeans, shall be paid on May 30, 2029.